No Show, Inc.
                         3415 Ocatillo Mesa Way
                       North Las Vegas, NV  89031
                       Telephone:  (702) 277-7366

November 30, 2007

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. Alexandra M. Ledbetter
            Attorney-Advisor

Re: No Show, Inc.
    Amendment No. 3 to Registration Statement on Form SB-2
    Filed November 20, 2007
    File No. 333-145830

Dear Ms. Ledbetter:

On behalf of No Show, Inc. (the "Company), this letter responds to your November 28, 2007 comment letter, concerning our SB-2 Registration Statement. For your convenience, your comment has been reproduced below, followed by the Company's response to this comment.


Recent Sales of Unregistered Securities, page II-2
--------------------------------------------------

We note your revised disclosure concerning your May 2006 sale of 50,000 shares of your common stock. You indicate in your revised disclosure that you conducted the offering pursuant to the private placement exemption contained in Rule 504 of Regulation D under the Securities Act of 1933, you engaged in general solicitation within the State of Nevada, and you sold shares to "approximately 35 investors," who "[u]nder Nevada State permit rules ... were not required to be accredited investors." As a general matter, we wish to remind you of the parameters of the private placement exemptions provided in Regulation D. In particular, Rule 504(b)(iii) and Rule 502(c), when read together, permit offers and sales under Rule 504 involving general solicitation and advertising "[e]xclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to 'accredited investors' as defined in Rule 501(a)." Please tell us, regardless of Nevada law's provision that your buyers need not be accredited investors, whether your investors were accredited investors in accordance with Regulation D. If not, tell us why you believe reliance upon Rule 504 of Regulation D is appropriate. Please also file as exhibits to your registration statement the forms of Subscription Agreements you utilized for this private placement.

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Response:  We respectfully note the Staff's comment.  When the May 2006 offering was conducted, our company was not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act. We did not become a reporting company until we filed our initial SB-2 Registration on August 31, 2007, a full year after the offering was conducted. Therefore, with respect to this offering, we relied on the exemption of Rule 504(a)(1), since we were not subject to any reporting requirements. Further, we believe that Rule 504(b)(iii) and Rule 502(c) are not applicable as well since these Rules concern "general solicitation and general advertising" of an offering, such as placing advertisements, articles, notices or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; or conducting seminars whereby the attendees have been invited by any general solicitation or general advertising. Although we had a state permit to sell securities, there was no general solicitation or general advertising of this offering. The offering was conducted by the sole officer of the company, who obtained a permit from the State, as Agent of the Issuer, and sold the stock over a six month period to her friends and acquaintances. There was no general solicitation and advertising as defined by the Rules. Therefore, Rule 504(b)(iii) and Rule 502(c) would not be applicable to this offering. Since the offering took place before our Company became subject to the reporting requirements, and the offering did not involve Rule 504(b)(iii) and Rule 502(c), we believe there is no need to file as exhibits to our registration statement the forms of Subscription Agreements we utilized for this private placement.


Ms. Ledbetter, we want to thank you for your help and guidance throughout this comment process. We appreciate the time you have spent reviewing our Registration Statement.


Respectfully yours,

No Show, Inc.

By:   /s/ Doreen E. Zimmerman
---------------------------------
          Doreen E. Zimmerman
          Chief Executive Officer




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